From:	Cowan, Mark A.
To:	"Mahaffey, David C.";
Subject:	RE: Form N-14/ A Filing for Metropolitan Series Fund, Inc. with respect to its BlackRock Legacy Large Cap Series made on February 44, 2009
Date:	Thursday, February 26, 2009 5:31:48 PM

David,
Below are our comments on the N-14.

-Mark Cowan

1.   Summary

a.   Please describe how the costs of reorganization will be allocated among the different share classes of the acquired fund.
b.   Please confirm that the presentation and format of the disclosure conforms to the requirements of Item 2(c)(2) of Form N-1A, including a zero axis line in the bar chart and a corresponding bar for each year's numerical return.
c.   Please revise the disclosure to identify the differences between objectives, strategies, and risks of the acquired and acquiring funds on a point-by-point basis rather than providing an independent list of strategies and risks of each fund. See Item 3(b).

2.   Pro Forma Capitalization

a.   Please note that the amounts in the "Adjustments" column for the Net Assets of Class B and Class E should be switched so that the adjustment for Class B is ($18, 231) and Class E is ($11,790).
b.   The figure for the Shares Outstanding for Class B Shares for the BlackRock Portfolio should be $3,829,265.

3.   Tandy

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
        Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

From: Mahaffey, David C. [mailto:dmahaffey@sandw.com]
Sent: Thursday, February 05, 2009 3:49 PM
To: Cowan, Mark A.
Cc: Chilton, John
Subject: Form N-14/A Filing for Metropolitan Series Fund, Inc. with respect to its BlackRock Legacy Large Cap Series made on February 44, 2009

Dear Mr. Cowan,

Per your request, I have attached an electronic version of the N-14/A for Metropolitan Series Fund, Inc. that was filed with the SEC on February 4, 2009. This amendment is substantively identical to the N-14 which was filed on February 2, 2009, except that Class E shares were added to the header information, and the effective date was changed from March 5, 2009 to March 6, 2009. In addition, three exhibits from the original filing were incorporated by reference: (1) the legality opinion from Ropes & Gray LLP, (2) the form of the proxy card, and (3) the Directors' powers of attorney. Please let me know if there is anything else you need.

Best regards.

David C. Mahaffey
Attorney at Law

Sullivan & Worcester LLP
1666 K Street, NW
Washington, DC 20006

T 202 775 1207
F 202 293 2275
dmahaffey@sandw.com
www.sandw.com

BOSTON   NEW YORK   WASHINGTON, DC

<<N-14 Cover Page re BlackRock AIM (W0180378-6).DOC>> <<President's Ltr Notice - BlackRock AIM N-14 (W0180379-5).DOC>> <<Prospectus-Proxy - BlackRock AIM N-14 (W0180495-4).DOC>> <<Plan of Reorganization - BlackRock AIM N-14 (W0180385-5).DOC>> <<Met-AIM - BlackRock Legacy Large Cap Growth N-14 (W0180566-5). DOC>> <<Intro Paragraph - AIM-BlackRock Legacy Large Cap Growth N-14 (W0180585).DOC>> <<Proforma (First Part) (W0181242).PDF>> <<Part C - AIM-BlackRock Legacy Large Cap Growth N-14 (W0180591-4).DOC>> <<Cover Ltr-Amendment- BlackRock Legacy Large Cap Growth N-14 (W0181222).DOC>>

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